Exhibit 21.1
List of Subsidiaries of Datadog, Inc.

Name	Jurisdiction
Datadog France SAS	France
Datadog Holding Limited	Ireland
Datadog Germany GmbH	Germany
Datadog Ireland Limited	Ireland
Datadog Japan GK	Japan
DDog Singapore PTE. LTD.	Singapore
Datadog Ireland Limited Australia Branch	Australia
Datadog Ireland Limited UK Branch	United Kingdom
Datadog Netherlands BV	Netherlands
Datadog Services Canada, Inc.	Canada